UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On March 1, 2007 Vermilion Energy Trust reported operating and unaudited financial results for the year ended December 31, 2006.

This document is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: March 20, 2007

Exhibit A

PRESS RELEASE
MARCH 1, 2007
YEAR END 2006 OPERATING AND FINANCIAL RESULTS

Vermilion Energy Trust (“Vermilion”) (TSX - VET.UN) is pleased to report operating and unaudited financial results for the year ended December 31, 2006.

2006 HIGHLIGHTS

➢	Recorded production of 27,401 boe/d in 2006 an increase of 9% compared to 25,166 boe/d in 2005. Fourth quarter 2006 production was 29,452 boe/d compared to 28,411 in the third quarter of 2006.

➢
Generated funds from operations of $89.6 million ($1.27 per unit) in the fourth quarter of 2006, bringing full year 2006 funds from operations to $342.5 million ($4.86 per unit) compared to $278.2 million ($4.08 per unit) in 2005.

➢
Provided top quartile total returns to unitholders of 24.5% in 2006, compared to the negative 12.2% average for the S&P/TSX Energy Trust Index. This marks the third consecutive year of top quartile performance for Vermilion. Over the past three years, the Trust has delivered a compounded average rate of return of 38.9%, making it the top performing conventional Canadian energy trust over that period.

➢
Replaced in excess of 200% of 2006 production through drilling and acquisitions, providing a 5.5% increase in reserves per debt-adjusted unit from year-end 2005 levels. Over the past three years, Vermilion has increased its proved plus probable reserves per debt-adjusted unit by 32%, while increasing its production per unit by 24%. The Trust’s proved plus probable reserve life index at the end of 2006 increased to 11.5 years as compared to 11.4 years at the end of 2005.

➢
Completed the installation of new processing facilities, gathering systems and pipeline connections for coalbed methane (“CBM”) and shallow gas production in the Morningside region of Central Alberta. These facilities will enable Vermilion to add approximately 800 boe/d of natural gas during the first quarter of 2007, and will accommodate new production from the proposed 30 well drilling program in 2007.

➢
Acquired approximately 3,900 boe/d of light, sweet oil in France. Vermilion is France’s largest oil producer and has assembled a portfolio of properties that should support further gains in production and reserves over the coming years.

➢
Advanced plans to drill the Aquitaine Maritime prospect offshore France by negotiating access to a rig and securing a partner to farm-in on a portion of the project. Pending receipt of regulatory and permit approvals, the well is scheduled to drill in the third quarter of 2007.

➢
Expanded the fluid handling capacity of the offshore Wandoo B platform in Australia by approximately 20%, which has improved production and will accommodate anticipated gains from the scheduled workover program in 2007.

➢	Maintained a strong financial position. Vermilion’s net debt at year-end 2006 was approximately $355 million, resulting in a debt to trailing cash flow of approximately 1.0 times.

CONFERENCE CALL

Vermilion anticipates releasing its fourth quarter 2006 and year-end results on Thursday, March 1, 2007 prior to the opening of markets. Vermilion will discuss these results in a conference call to be held on March 1, 2007. The conference call will begin at 9:00 AM MST. To participate, you may call toll free 1-800-733-7560 or 1-416-644-3415 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21216372 followed by the pound key. The replay will be available until midnight eastern time on March 8, 2007.

Highlights	Three Months Ended			Year Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2006	2005 [2]	2006	2005[2]
Financial ($000 CDN except unit and per unit amounts)
Petroleum and natural gas revenues	$155,722	$152,864	$618,072	$527,877
Funds from operations	89,558	87,865	342,502	277,237
Per unit, basic [1]	1.27	1.29	4.86	4.07
Capital expenditures	37,425	27,199	136,939	102,578
Acquisitions, including acquired working capital deficiency	5,845	91,613	195,880	186,580
Net debt			354,809	245,430
Reclamation fund contributions and abandonment expenditures	8,027	3,566	13,770	26,131
Cash distributions per unit	0.51	0.51	2.04	2.04
Cash distributions total	32,961	31,837	130,638	126,190
Less DRIP	6,131	5,042	18,811	15,850
Cash distributions net	26,830	26,795	111,827	110,340
% of cash flow distributed gross	37%	36%	38%	46%
% of cash flow distributed net	30%	30%	33%	40%
Total net distributions, capex, reclamation fund contributions and abandonment expenditures	$72,282	$57,560	$262,536	$239,049
% of cash flow	81%	66%	77%	86%
Trust units outstanding [1]
Basic			71,251,256	68,875,321
Diluted			74,925,989	73,148,621
Weighted average trust units outstanding [1]
Basic			70,520,196	68,122,539
Diluted			73,059,877	69,395,074
Unit trading
High			$37.99	$30.42
Low			$26.51	$19.67
Close			$35.00	$29.74
Operations
Production
Crude oil (bbls/d)	16,033	13,319	14,204	12,287
Natural gas liquids (bbls/d)	1,215	1,425	1,229	1,480
Natural gas (mcf/d)	73,221	71,376	71,805	68,398
Boe/d (6:1)	29,452	26,639	27,401	25,166
Average reference price
WTI ($US/bbl)	$60.21	$60.02	$66.21	$56.56
Brent ($US/bbl)	59.68	56.90	65.14	54.37
AECO ($CDN/mcf)	6.91	11.43	6.53	8.77
NIP 2004 Netherlands (Euro/GJ)	6.04	5.50	6.12	4.64
TAPIS Australia ($US/bbl)	61.69	59.37	68.15	59.39
Foreign exchange rate ($US/$CDN)	0.88	0.85	0.88	0.83
Foreign exchange rate (Euro/$CDN)	0.68	0.72	0.70	0.67
Average selling price
Crude oil ($CDN/bbl)	65.20	64.59	74.75	65.82
Natural gas liquids ($CDN/bbl)	55.28	64.84	61.79	56.53
Natural gas ($CDN/mcf)	7.92	10.11	7.74	8.29
Netbacks per boe (6:1)
Operations netback	36.92	38.64	41.86	35.01
Cash flow netback	33.06	35.86	34.25	30.18
Operating costs	10.52	8.02	9.65	7.92
General and administration	$1.27	$1.28	$1.58	$1.29
1 Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
2 2005 results do not include Verenex Energy Inc.
The above table includes non-GAAP measurements, which may not be comparable to other companies.

FOR A COMPLETE COPY OF VERMILION’S 2006 FINANCIAL STATEMENTS AND RELATED MANAGEMENT’S DISCUSSION AND ANALYSIS, PLEASE REFER TO WWW.SEDAR.COM AND/OR VERMILION’S WEBSITE AT WWW.VERMILIONENERGY.COM. THESE DOCUMENTS WILL BE MADE AVAILABLE ON OR BEFORE MARCH 30, 2007.

2006 IN REVIEW

2006 was a year in which Vermilion continued to maintain a long-term stable business plan. The strong operating and financial results are the result of the execution of the Trust’s plan. Throughout the year, Vermilion had to deal with a number of challenges:

➢	The year began with tropical cyclones hampering the operations of our offshore platform in Australia.
➢
A long and complex negotiating process involving the acquisition of the French subsidiary of a multinational producer resulted in the completion of the transaction more than a year after Vermilion began working on the project.

➢	In the Netherlands, the approval process to drill development wells took nearly a year to conclude.
➢	In Canada, reluctant landowners in the Trust’s CBM and shallow gas operating region pushed back the completion of the Morningside facilities by nearly nine months.
➢	Finally the Canadian government’s proposal to tax income trusts has required a patient and measured response from individual trusts and from the industry groups that continue to oppose these measures.

Through it all, Vermilion has remained successful, reflecting the quality of its assets, the strength of its people and the significance of a stable business plan.

Vermilion’s offshore Australia facilities survived the cyclone season with negligible damage. The lessons learned last year have been used to improve operating routines, creating an even safer and more stable environment in the event of future storms. The Trust initiated significant facility expansions and evaluated the flow performance of several wells in preparation for a subsurface work program in 2007.

In France, Vermilion successfully completed the acquisition in early summer, adding more than 15.0 million barrels of high quality oil reserves and further enhancing its dynamic team of professionals. Preliminary remedial operations confirm the rich potential of these assets.

In the Netherlands, Vermilion succeeded in securing approvals for all of its proposed wells and continued to build on positive relations established in-country over the past three years. Plans for a 2007 drilling program and to further consolidate surface facilities to improve operating efficiencies and to reduce costs are ongoing.

Vermilion takes pride in its environmental stewardship and responsibility to all stakeholders. Nowhere is this more evident than in the Trust’s own backyard, where the firm has made every effort to accommodate its neighbors. Pushing beyond Alberta Energy and Utility Board standards in all areas ranging from groundwater protection, to land disturbance to noise control, Vermilion undertakes to minimize its impact on local communities. Despite these efforts, some landowners are opposed to any activity on their lands and force prolonged hearings before the Energy Board. To date, because of Vermilion’s stringent efforts, the Board has ruled in favour of Vermilion’s continued activities. The Trust will continue to work with land owners in its attempts to amicably resolve any further disputes, but acknowledges that this will be an ongoing issue in the development of these lands.

As for the Canadian government’s proposal to tax income trusts, Vermilion is working closely with the Canadian Coalition of Energy Trusts to educate the ruling Conservative party and the opposition parties as to the advantages that the trust structure provides in the development of mature oil and gas properties and to the long term benefits the energy trusts will have on the Canadian economy. In the event that the legislation is enacted as proposed, Vermilion believes that it is well positioned to maintain its current business plans with minimal impact to the unitholders.

The patient and steady adherence to the Trust’s well articulated business plan has resulted in the delivery of superior operational performance and in turn, superior market performance over the past few years. By delivering a stable stream of distributions as well as strong growth in both production and reserves on a per-unit basis, Vermilion provided unitholders with an industry leading 38.9% compounded average rate of return over the past three years. The Trust recorded record profits and funds from operations in 2006.

OUTLOOK

Vermilion’s Board of Directors approved a $155 million development capital program for 2007, representing an approximate 13% increase over development spending in 2006. The Trust has active drilling and workover programs planned in all of its jurisdictions. Despite production interruptions related to an oil spill at the Ambes pipeline terminal in France, Vermilion anticipates that production volumes will remain within the previously provided guidance range of 29,500 to 30,500 boe/d in 2007.

On January 15, Vermilion announced the temporary shut down of its Parentis to Ambès pipeline due to an oil spill at the Ambès terminal. Subsequent to the incident, local government authorities initiated a shut-down of all existing storage tanks at the terminal, subject to determination of the cause of the tank failure and inspection of all other tanks. Vermilion continues to work with the regulatory authorities to devise an interim solution that would allow the re-start of the pipeline. In the interim period, production is being transported to an alternate shipping location by truck. This program will result in reduced volumes in the first quarter of 2007 as well as higher costs related to the trucking operations. As well, under the trucking program, Vermilion’s crude is being mixed with poorer quality crude produced by a third party, which will reduce the realized price of a certain portion of the Trust’s production stream in France by approximately $5.00 per bbl.

Based on preliminary calculations, assuming that an interim pipeline solution can be secured by the end of the first quarter of 2007, Vermilion’s total production volumes in France would be reduced by approximately 500 boe/d in 2007 while the average after-tax netback in France would be reduced by approximately $3.50 per boe. In addition, some workover program spending for the Aquitaine Basin in southern France will be re-allocated to the Paris Basin properties. Further information will be provided as discussions with regulatory authorities unfold.

Vermilion anticipates investing approximately $50 million in development capital in France in 2007, including its share of the cost to drill the Aquitaine Maritime exploration prospect. The first well will target the Orca Prospect, a structure with 32 square kilometers of closure having vertical relief of up to 500 metres. The Trust has signed a letter of intent with an offshore well manager and has concluded a farm-in agreement with a third party to share a portion of the cost of this well. Pending receipt of all government regulatory and permit approvals, the well is scheduled for drilling in the third quarter of 2007. Vermilion will retain a direct 47.5% interest in the well and earn an additional notional 10% interest through its equity interest in Verenex Energy Inc. (“Verenex”, VNX - TSX). The Trust anticipates its after-tax share of the cost to drill this well will be approximately US$5 million.

Two wells in the La Torche/Champotran field will be drilled in the second quarter, offsetting successful wells completed earlier in the program. Until the pipeline issues are resolved in the Aquitaine Basin, the workover and recompletion efforts will focus on fields acquired in the Paris Basin, which is unaffected by these issues.

In Canada, Vermilion anticipates a development capital program of approximately $76 million, with efforts continuing to focus on the CBM and shallow gas program in Central Alberta as well as the tight gas infill development program at Drayton Valley. The Trust is also working on the optimization of oil recoveries from its large Slave Lake pool at Utikuma, and has drilled two infill wells in 2007 as part of that program.

In the Netherlands, three to four infill wells will be drilled in 2007 at Harlingen and DeBlesse, which should offset production declines in this country. Vermilion continues to advance plans to consolidate processing facilities at Harlingen and Garijp, to further improve operating efficiencies and reduce operating costs. The expected capital development program in the Netherlands for 2007 is $18 million.

In Australia, the Trust is scheduled to complete the second phase of its surface facilities optimization, which will increase the production capacity of the platform and reduce the environmental impact of our operations. Two workovers aimed at capturing bypassed oil in the Wandoo field are underway. If successful, several additional wells may be eligible for recompletion. This program may also determine the suitability of infill drilling to improve reservoir recoveries. Total capital investment anticipated in Australia is approximately $11 million.

Verenex, in which Vermilion holds approximately 16.4 million shares representing a 45.4% equity interest, continues to explore on its 1.5 million acre land position in the Ghadames Basin of Libya. Verenex recently announced the discovery of oil in its first well, which tested 5,172 bbls/d of light oil from an 82 foot interval in the well. The company expects to complete the testing of additional zones in this well by the end of the first quarter. A second well is currently drilling on a separate prospect. Verenex anticipates drilling as many as six wells on its lands by the end of 2007. While Vermilion does not consolidate any of the operating or financial results of Verenex into its figures, the value of Verenex’s program should be reflected in Vermilion’s stake in the company.

Vermilion’s rich portfolio of properties and assets, combined with the potential high impact exposure provided to unitholders through Verenex and the Aquitaine Maritime project, should continue to attract investors. Management remains focused on delivering positive meaningful returns to its investors.

OPERATIONAL ACTIVITIES

Canada

In Canada, the Trust participated in the drilling of 81 wells (54.1 net) resulting in 44 gas wells (28.1 net), 3 abandoned holes (1.7 net) and 34 standing wells (24.3 net) awaiting further evaluation and tie-in. The total wells include 48 CBM and shallow gas wells (38.6 net) which continue to achieve a 100% success rate.

France

In France, Vermilion drilled and completed four new La Torche wells with mixed outcomes. Further evaluation of the results indicates the need to patiently develop these properties to achieve maximum impact. While the recent successful recompletion of the Conquille 1 well, which lies approximately five kilometers east of the nearest producer, confirms the aerial extent of this type of reservoir, the geologic complexity suggests that stepping out too far from successful producers raises the risk of the program. Accordingly, the wells scheduled in 2007 are being drilled in closer proximity to past successes.

Early in July 2006, Vermilion acquired control of 100% of Esso Rep in France. Subsequent to the date of acquisition, Esso Rep was renamed Vermilion Emeraude Rep SAS. The acquisition provided incremental production of approximately 3,900 boe/d of light, sweet crude oil. The acquired properties are situated in ten production concessions in the Paris and Aquitaine Basins. The two largest producing fields are at Chaunoy (Paris Basin) and Cazaux (Aquitaine Basin), which together represent approximately 65% of the acquired production. Base decline rates from the properties are about 12% annually, with operating and cash flow netbacks similar to those received from Vermilion’s existing production in France.

Vermilion also began an active program to re-start shut-in producers, particularly in the Cazaux field in the Aquitaine Basin. A total of five wells were returned to production averaging approximately 150 bbls/d per well. Until the transportation issues are resolved in southern France, further re-starts and recompletions at Cazaux will be deferred.

Netherlands

In the Netherlands, Vermilion submitted three drilling permits to regulatory authorities and received approvals of all three, now scheduled for mid-2007. Initial targets include two development wells in existing tight-gas reservoirs at Harlingen and a larger step-out prospect at DeBlesse. The Trust reactivated two shut-in gas wells, installed three additional velocity strings and performed stimulations on two producing wells in 2007. The engineering team finalized plans to optimize facilities at the Harlingen and Garijp gas treatment centres. Enhanced compression utilization at Garijp allowed Vermilion to reduce the number of compressors by one third at that location. At Harlingen, Vermilion plans to replace two large gas-turbine compressors with smaller, electric powered units, which will reduce total horsepower requirements by two-thirds and eliminate the use of produced gas to power this facility. The changes at Harlingen are scheduled for the second half of 2007.

Australia

Vermilion completed the first phase of a significant expansion to the fluid handling capacity of the Wandoo platform in the fourth quarter of 2006. Production logs, used to determine the source of reservoir inflow, were performed on a number of wells last summer in preparation of a selective sub-surface workover program. Vermilion also experienced a high level of storm activity in early 2006, enduring a number of cyclones ranging from Category 2 to Category 4 storms. Vermilion’s personnel and facilities performed admirably through this difficult period that yielded no injuries and relatively minor damage.

PRODUCTION

Average production in Canada during 2006 was 4,011 bbls/d of oil and NGL’s and 41.0 mmcf/d of natural gas compared to 4,870 bbls/d of oil and NGL’s and 38.4 mmcf/d of natural gas in 2005. Fourth quarter 2006 production averaged 3,752 bbls/d of oil and natural gas liquids and 42.0 mmcf/d of natural gas representing an annual decline of less than 3% compared to the fourth quarter of 2005. Canadian production is expected to experience modest growth in 2007.

Production in France averaged 7,800 boe/d in 2006, 37% higher than the 5,695 boe/d produced in 2005, reflecting the acquisition of 3,900 boe/d in early July 2006. Fourth quarter production of 9,841 boe/d in 2006 compared to 6,096 boe/d produced in France during the fourth quarter of 2005, reflecting the full impact of the acquisition. While current production capacity is near 10,000 boe/d, actual volumes in 2007 are expected to be slightly less, impacted by transportation issues in the Aquitaine Basin.

Production in the Netherlands averaged 4,943 boe/d in 2006 compared to 4,812 boe/d in 2005. Volumes in both years were impacted by low rates of takes during the summer months, reflecting softer seasonal demand. Fourth quarter production in the Netherlands averaged 5,091 boe/d in 2006 compared with 5,214 boe/d during the same period in 2005, reflecting normal production declines offset in part by a contract reallocation gain. A further 15% decline in production is projected for 2007, which could be offset by successful drilling operations and improved seasonal demand next summer. A recent pipeline expansion from the Netherlands to the UK could dampen the sharp drop in summer demand that the Trust has experienced over the past two years.

Australia production averaged 3,815 boe/d in 2006, compared to a full year average of 3,391 in 2005. Volumes in 2005 reflected only nine months of production following the acquisition on March 31, 2005, while 2006 volumes were impacted by storm related shut-downs during the first quarter and operations related shut-downs in the second half of 2006. Production during the fourth quarter of 2006 averaged 3,775 boe/d, compared to 4,294 boe/d during the same period in 2005. Much of the facility expansion work on the Wandoo platform was completed during the fourth quarter of 2006, requiring a temporary shut-down of production. Scheduled well interventions and additional facility modifications are expected to improve production from Australia in 2007.

Production
	Three Months Ended Dec 31, 2006			Year Ended Dec 31, 2006
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)%
Vermilion Energy Trust
Canada	3,752	41.96	10,745	4,011	40.99	10,843	40
France	9,629	1.27	9,841	7,576	1.35	7,800	28
Netherlands	93	29.99	5,091	31	29.47	4,943	18
Australia	3,775	-	3,775	3,815	-	3,815	14
Total	17,249	73.22	29,452	15,433	71.81	27,401	100

	Three Months Ended Dec 31, 2005			Year Ended Dec 31, 2005
	Oil & NGLs	Natural Gas	Total	Oil & NGLs	Natural Gas	Total
	(bbls/d)	(mmcf/d)	(boe/d)	(bbls/d)	(mmcf/d)	(boe/d)%
Vermilion Energy Trust
Canada	4,522	39.08	11,035	4,870	38.39	11,268	45
France	5,861	1.41	6,096	5,478	1.30	5,695	23
Netherlands	67	30.88	5,214	28	28.70	4,812	19
Australia [1]	4,294	-	4,294	3,391	-	3,391	13
Total	14,744	71.37	26,639	13,767	68.39	25,166	100
1 Effective from April 1, 2005

RESERVES SUMMARY

GLJ Petroleum Consultants Ltd. (GLJ), independent petroleum engineering consultants in Calgary, has prepared the 2006 year-end reserve evaluation report for the Trust. This report is in compliance with regulatory compliance initiatives1 (National Instrument 51-101).

Vermilion added total proved plus probable reserves of 22.5 mmboe, more than two times production in 2006. After production of 10.0 mmboe, the Trust’s proved reserves (P90) increased by 10% to 86.4 mmboe at January 1, 2007. Total proved plus probable reserves (P50) increased by approximately 11% to 123.3 mmboe. On a per unit basis (debt adjusted where all debt is assumed to be converted to equity at year-end), Vermilion’s reserves (P50) increased by 5.5% over the prior year. Based on fourth quarter production rates, the Trust’s effective reserve life index at January 1, 2007 is 8.0 years for proved reserves and 11.5 years for P50 reserves.

[1]
Under the 51-101 guidelines, proved reserves are qualified as those reserves that have a 90% chance of being exceeded at the reported level. Proved reserves, by definition, are conservative. Nine times out of ten actual reserves will be greater than the proved estimate. Proved plus probable reserves are defined as those reserves that have a 50% probability of being exceeded at the reported level. They are the best estimate, or the most realistic case. It is equally likely that the actual reserves will be higher or lower than the estimate.

The summary reserve statement and reserve reconciliation statement are included below. The reserves shown are Vermilion’s working interest share before deducting royalties.

					Cumulative Cash Flow
					(Escalated Prices)
	Light & Medium Oil	Natural Gas	NGL’s	6:1	Undisc	8%
	(mmbbls)	(bcf)	(mmbbls)	(mmboe)	($000’s)	($000’s)
Proved	53.68	177.0	3.24	86.42	2,807,551	1,819,678
Proved plus probable	74.57	262.7	4.95	123.30	4,093,419	2,389,446

The net present value of the reserves shown above (cumulative cash flow) are based on GLJ’s escalating price and cost scenario, are presented for comparative purposes only and are not necessarily representative of fair market value.

Reserve Reconciliation Summary Table (as at January 1, 2007)
			P-50 Total
	Proved	P-90 Total	Proved Plus
Oil Equivalent (mmbbl) Gas at 6:1	Producing	Proved	Probable
Opening Balance:	67.11	78.49	110.77
Drilling additions	5.06	4.83	6.21
Acquisition	9.99	10.98	16.08
Disposition	0.0	0.0	(0.20)
Technical revisions	2.82	2.07	0.39
Production	(9.95)	(9.95)	(9.95)
Closing balance	75.03	86.42	123.3
FOR COMPLETE INFORMATION REGARDING VERMILION’S RESERVES, PLEASE REVIEW THE TRUST’S 2006 ANNUAL INFORMATION FORM THAT WILL BE FILED ON SEDAR WWW.SEDAR.COM ON OR BEFORE MARCH 31, 2007.

FINANCIAL REVIEW

The Trust generated funds from operations of $89.6 million ($1.27 per unit) in the fourth quarter of 2006, compared to $87.9 million ($1.29 per unit) in the fourth quarter of 2005. The increase in production volumes in the fourth quarter of 2006 compared to last year’s period was offset by lower commodity prices in the fourth quarter of 2006. The Trust’s distributions in the fourth quarter totaled $33.0 million ($0.51 per unit) for a payout ratio of 37%. Cash flow for the year ended December 31, 2006 totaled $342.5 million compared to $277.2 million in the prior year. The full year distributions in 2006 totaled $130.6 million compared to $126.2 million in 2005. This represents a payout ratio of approximately 38% of total cash flow before the impact of the Trust’s distribution reinvestment program (“DRIP”), which generated $18.8 million of cash to the Trust as unitholders reinvested their monthly distributions in additional units of the Trust at 95% of the weighted average trading price. After accounting for the DRIP, the resulting net distribution payout ratio in 2006 was 33%.

Development capital expenditures during the fourth quarter of 2006 were $37.4 million bringing the full year total to $136.9 million. Vermilion continued to take advantage of strong cash flow driven by high commodity prices to inject a further $9.6 million into the Trust’s reclamation fund during the year, increasing the fund balance to $56.4 million, which represents 44% of the present value of the Trust’s asset retirement obligations. Vermilion is committed to maintaining a source of funds available for abandonment and reclamation activities, such that future distribution and capital program decisions will not be impacted by these liabilities. Vermilion’s net debt as of December 31, 2006 was $355 million, approximately 1.0 times trailing cash flow.

Benchmark Prices
	Three Months Ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
AECO ($CDN/mcf)	$6.91	$11.43	$6.53	$8.77
WTI ($US/bbl)	$60.21	$60.02	$66.21	$56.56
Foreign exchange rate ($US/$CDN)	$0.88	$0.85	$0.88	$0.83
WTI ($CDN/bbl)	$68.42	$70.61	$75.24	$68.14

REVENUE

Total revenues for 2006 were $618.1 million compared to $529.9 million in 2005 and $155.7 million in the fourth quarter of 2006 compared to $154.0 million for the corresponding period in 2005. Vermilion’s combined crude oil & NGL price was $73.71 per bbl ($64.50 per bbl for the quarter) in 2006, an increase of 14% over the $64.79 per bbl ($64.59 per bbl for the quarter) reported in 2005. The natural gas price realized in 2006 was $7.74 per mcf ($7.92 per mcf for the quarter) compared to $8.28 per mcf ($10.12 per mcf for the quarter) realized a year ago, a 7% year-over-year decrease.

In the following chart, “Derivative instruments” is the amortization of the fair value loss of Vermilion’s hedges in place as of January 1, 2004.

($000’s except per BOE)
	Three Months Ended			Year Ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Crude oil & NGL’s	$102,362	$88,413	$415,245	$326,754
Per boe	$64.50	$64.59	$73.71	$64.79
Natural gas	53,360	66,759	202,827	207,902
Per mcf	$7.92	$10.12	$7.74	$8.28
Combined	155,722	155,172	618,072	534,656
Derivative instruments	-	(1,186)	-	(4,718)
Petroleum and natural gas revenue	$155,722	$153,986	$618,072	$529,938
Per boe	$57.47	$62.87	$61.80	$57.94

DERIVATIVE INSTRUMENTS

Vermilion continues to manage its risk exposure through prudent commodity and currency economic hedging strategies. Vermilion has the following collars and puts in place at the end of 2006:

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - WTI
2007	US$1.00/bbl	500	$60.00 - $77.30
Q1 2007	costless	250	$58.00 - $83.85
Q1 2007	US$0.11/bbl	250	$65.00 - $90.00
Q1 2007	US$0.06/bbl	500	$70.00 - $90.00
Q2 2007	US$0.50/bbl	500	$61.70 - $90.00
Put
2007	US$1.27/bbl	250	$57.05
Collar - BRENT
Q3 2007	US$0.88/bbl	500	$60.00 - $90.00
Q4 2007	US$0.70/bbl	500	$60.00 - $89.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$65.00 - $85.00

Risk Management: Natural Gas	Funded Cost	GJ/d	C$/GJ
Collar
Q2 2007	$0.35/GJ	2,500	$6.50 - $7.85
Q2 2007	$0.25/GJ	2,500	$6.25 - $7.96
April - October 2007	$0.02/GJ	2,500	$6.50 - $9.00
Put
Q1 2007	$0.34/GJ	4,000	$6.37
Q1 2007	$0.34/GJ	3,000	$6.60
Q1 2007	$0.34/GJ	3,000	$6.44

The impact of Vermilion’s hedging program reduced cash netbacks by $0.02 per boe on a combined basis for the year ended 2006 compared to an economic hedging cost of $4.46 per boe in 2005. Oil hedging resulted in a $1.3 million cost for the year ($0.2 million gain for the quarter), $0.13 per boe for the year ($0.08 per boe gain for the quarter). For 2005, oil hedging resulted in a $41.6 million cost for the year ($11.1 million for the quarter), $4.51 per boe for the year ($4.50 for the quarter). Gas hedging costs were negligible in the year.

ROYALTIES

Total royalties, net of ARTC, decreased to $9.22 per boe ($9.23 per boe for the quarter) in 2006 or 15% of sales compared with $9.54 per boe ($10.94 per boe for the quarter) in 2005 or 17% of sales. The decrease is due to the impact of lower gas prices. In France, royalties for the most part are calculated on a unit of production basis and rates do not react to price changes, therefore as prices increase, the royalties, as a percentage of sales, decline. In Australia, royalties are reduced by capital reinvestment in the country. For 2006, Vermilion’s capital program in Australia was minimal resulting in the Trust paying royalties at or near the maximum rate.

($000’s except per BOE)
	Three Months Ended		Year Ended
	Dec 31,2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Crude oil & NGL's	$18,783	$17,582	$70,941	$61,322
Per boe	$11.84	$12.84	$12.59	$12.16
Natural gas	6,220	9,412	21,271	26,679
Per mcf	$0.92	$1.43	$0.81	$1.06
Combined	$25,003	$26,994	$92,212	$88,001
Per boe	$9.23	$10.94	$9.22	$9.54

OPERATING COSTS

Operating costs increased to $9.65 per boe ($10.52 per boe for the quarter) in 2006 from $7.89 per boe ($7.99 per boe for the quarter) in 2005. The increase in the dollar amount of operating costs over 2005 reflects the inclusion of a full year of expenses related to higher cost assets in Australia which were acquired in the first quarter of 2005. In Canada, the significant activity levels in the industry combined with increased energy costs, have placed upward pressure on costs across the board. When combined with a reduction in production volumes due primarily to plant turnarounds, year over year increases in costs per boe have been experienced. In France, operating costs are up slightly due to the higher cost assets associated with the acquisition of Vermilion Emeraude Rep SAS. In the Netherlands, operating costs are up slightly due primarily to unplanned plant maintenance. Cost of operations in Australia are up significantly due to increased labour costs, unplanned diesel purchases for gas lift purposes and the effect of lower volumes.

Fourth quarter operating costs in Canada are higher due to year end chemical purchases; third party processing fees, adjustments and equipment overhauls. Costs in 2007 are expected to be similar to overall costs reported in 2006. Fourth quarter operating costs are also up in Australia due to unplanned diesel purchases for gas lift purposes which are expected to continue through much of 2007.

($000’s except per BOE)
	Three Months Ended		Year Ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Crude oil & NGL’s	$17,819	$11,817	$54,494	$39,060
Per boe	$11.23	$8.63	$9.67	$7.75
Natural gas	10,700	7,917	41,998	33,796
Per mcf	$1.59	$1.20	$1.60	$1.35
Combined	$28,519	$19,734	$96,492	$72,856
Per boe	$10.52	$7.99	$9.65	$7.89

TRANSPORTATION

Transportation costs as presented in the statements of earnings are defined by the point of legal transfer of the product. Transportation costs are dependent upon where the product is sold, product split, location of properties, and industry transportation rates that are driven by supply and demand of available transport capacity. For Canadian gas production, legal title transfers at the intersection of major pipelines (referred to as “the Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the wellhead. The majority of Vermilion’s transportation costs are made up of shipping charges incurred in the Aquitaine Basin in France where oil production is transported by tanker from the Ambès terminal in Bordeaux to Donges, France. In Australia, oil is sold at the Wandoo B platform and in the Netherlands gas is sold at the plant gate, resulting in no transportation costs relating to Vermilion’s production in these countries.

The increase in transportation costs in the quarter is due to the purchase of Vermilion Emeraude Rep SAS as the resulting incremental volumes are transported by tanker in France.

($000’s except per BOE)
	Three Months Ended		Year Ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Transportation	$2,798	$2,010	$10,504	$9,136
Per boe	$1.03	$0.81	$1.05	$0.99

GENERAL AND ADMINISTRATION EXPENSES

General and administration expenses for the year increased to $1.58 per boe ($1.27 per boe for the quarter) in 2006 from $1.43 per boe ($1.39 per boe for the quarter) in 2005. The increase per boe is primarily a result of increased staffing levels combined with increased staff retention costs and increased regulatory compliance costs year over year.

($000’s except per BOE)
	Three Months Ended		Year Ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
General and administration	$3,433	$3,441	$15,839	$13,241
Per boe	$1.27	$1.39	$1.58	$1.43

UNIT COMPENSATION EXPENSE

A non-cash trust unit compensation expense of $2.44 per boe ($3.54 per boe for the quarter) was recorded in 2006 compared to $1.52 per boe ($1.41 per boe for the quarter) in 2005. This non-cash amount relates to the value attributable to long-term incentives granted to officers, directors and employees under the Trust Unit Rights Incentive Plan (“Unit Rights Plan”) and the Trust Unit Award Plan (“Award Plan”).

The increased expense in the fourth quarter is attributable to the fact that Vermilion finished in the top quartile of its peer group based on total returns which effectively doubles the units received under the Award Plan in the year. The year over year increase reflects the transition from the Unit Rights Plan to the Award Plan and the increased impact of the Award Plan.

From inception of the unit rights incentive plan until January 1, 2005, the Trust applied the intrinsic value methodology based on the initial assessment that the number of uncertainties regarding the reduction in the strike price of the rights precluded a reasonable estimate of the fair value of the rights on the date of grant. In the fourth quarter of 2005 it was determined that, in the circumstances, the fair value methodology could be applied since inception of the plan. The Trust has therefore completed a fair value estimate of the rights at the respective date of grant and has retroactively restated its unit compensation expense back to the inception of the plan in 2003.

In September 2006, the Board of Directors approved a new long-term incentive plan for certain employees not eligible to participate in the Award Plan, which provides for cash payments based on the fair market value of a trust unit. The cash consideration paid upon vesting is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted. Awards granted in 2006 will vest over three years.

Compensation expense recognized is based on the closing market price of a trust unit and is remeasured at each reporting date. The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement. Expense associated with this unit based compensation plan is excluded from unit compensation expense on the statements of earnings and the table below.

($000’s except per BOE)
	Three Months Ended		Year Ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Unit compensation expense	$9,604	$3,488	$24,383	$14,000
Per boe	$3.54	$1.41	$2.44	$1.52

INTEREST EXPENSE

Interest expense increased to $1.55 per boe ($2.00 per boe for the quarter) in 2006 from $0.69 per boe ($0.90 per boe for the quarter) in 2005 as a result of higher average debt levels. Debt levels are higher in 2006 primarily stemming from the purchase of the Australia assets in the first quarter of 2005, the Glacier acquisition in December 2005 and the acquisition of Vermilion Emeraude Rep SAS in July of 2006. The Trust’s interest rates have remained steady over the year.

($000’s except per BOE)
	Three Months Ended		Year Ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Interest	$5,427	$2,228	$15,433	$6,331
Per boe	$2.00	$0.90	$1.55	$0.69

DEPLETION, DEPRECIATION AND ACCRETION EXPENSE

Depletion, depreciation and accretion expense increased to $16.23 per boe ($16.93 per boe for the quarter) in 2006 from $13.23 per boe ($14.20 per boe for the quarter) in 2005. The increase is due mainly to the increase of finding and development costs in Canada and France and the increase in the asset retirement obligation resulting primarily from the France acquisition.

($000’s except per BOE)
	Three Months Ended		Year Ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Depletion, depreciation and accretion	$45,876	$35,040	$162,254	$122,098
Per boe	$16.93	$14.20	$16.23	$13.23

TAXES

The Trust’s current tax provision has increased to $4.29 per boe ($0.27 per boe for the quarter) in 2006 from $2.71 per boe ($0.52 per boe for the quarter) in 2005 and is due primarily to higher commodity prices in the taxable jurisdictions. The recovery in future income taxes is a result of the taxable portion of distribution payments made to unitholders. In the Trust’s structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

On October 31, 2006, the Canadian federal government announced plans to introduce a tax on publicly traded income trusts. The proposed changes, assuming they are enacted, would not take effect until January 1, 2011, provided the Trust experiences only “normal growth” and no “undue expansion” before then. The government has defined “normal growth” parameters, relative to the market capitalization of the Trust’s issued and outstanding publicly-traded trust units as of October 31, 2006. For the period from November 1, 2006 to December 31, 2007, a trust’s permitted or “safe harbour” growth amount will be 40% of the October 31, 2006 market capitalization benchmark and for each of the years 2008 through and including 2010 will be 20% of the benchmark, cumulatively allowing growth of up to 100% until 2011. In addition, we understand that trusts may be able to issue equity to retire debt existing on October 31, 2006 without eroding their safe harbour limits. Vermilion’s estimated market capitalization as defined by the government, was $2.4 billion at October 31, 2006 and outstanding indebtedness was approximately $400 million.

The overall impact on Vermilion of the proposed change will not be determinable at least until the final legislation is enacted. Our interpretation of the existing proposal suggests that Vermilion may be able to mitigate the contemplated distribution tax. Currently, Vermilion’s foreign operations generate after tax cash flow and subsequently declare and pay dividends which do not attract additional taxes when received in Canada. We anticipate being able to flow through this dividend income to unitholders as part of the normal distributions paid and not attract the proposed distribution tax on that portion of distributions made up of this dividend income. In addition, Vermilion has increased the return on capital or taxable portion of its distribution for 2006 to 100% in order to preserve the tax basis it would have utilized to declare a portion of the 2006 distribution as a return of capital or tax deferred. The Trust expects that it will continue with this practice through 2010 to preserve the tax basis during the interim period prior to the implementation of the new rules. Under the proposed legislation commencing in 2011, that portion of the distribution that represents a return of capital will not attract the distribution tax.

The foregoing discussion on the proposed legislation is a general assessment of the impact on Vermilion and is not meant to be exhaustive or definitive. The impact of the recent proposals on Vermilion will not be known, however, until the government has enacted final legislation.

($000’s except per BOE)
	Three Months Ended		Year Ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Current and capital tax	$731	$1,296	$42,876	$25,007
Per boe	$0.27	$0.52	$4.29	$2.71

FOREIGN EXCHANGE

A combined realized and unrealized foreign exchange loss of $1.30 per boe ($4.81 loss per boe for the quarter) was recorded in 2006 with a gain of $1.16 per boe ($0.03 loss per boe for the quarter) in 2005. The loss for the year ended December 31, 2006 is mostly due to the impact of the weakening of the Canadian dollar on foreign currency denominated liabilities.

($000’s except per BOE)
	Three Months Ended		Year Ended
	Dec 31, 2006	Dec 31, 2005	Dec 31, 2006	Dec 31, 2005
Foreign exchange loss (gain)	$13,050	$59	$12,997	$(10,727)
Per boe	$4.81	$0.03	$1.30	$(1.16)

NETBACKS (6:1)

							Three Months	Twelve Months
		Three Months			Twelve Months		Ended	Ended
		Ended Dec 31, 2006			Ended Dec 31, 2006		Dec 31/05	Dec 31/05
	Oil &	Natural		Oil &	Natural
	NGLs	Gas	Total	NGLs	Gas	Total	Total	Total
Trust Financial Information	$/bbl	$/mcf	$/boe	$/bbl	$/mcf	$/boe	$/boe	$/boe
Canada
Price	$59.85	$7.24	$49.18	$69.09	$7.16	$52.64	$71.64	$59.95
Realized hedging loss	1.06	(0.01)	0.33	0.52	0.01	0.24	(5.21)	(4.98)
Royalties (net)	(11.82)	(1.60)	(10.39)	(13.23)	(1.41)	(10.24)	(14.79)	(12.29)
Transportation	(0.15)	(0.22)	(0.92)	(0.20)	(0.18)	(0.77)	(0.48)	(0.58)
Lifting costs	(13.94)	(1.68)	(11.41)	(11.51)	(1.42)	(9.64)	(8.45)	(7.37)
Operating netback	$35.00	$3.73	$26.79	$44.67	$4.16	$32.23	$42.71	$34.73
France
Price	$62.95	$7.81	$62.60	$71.54	$7.78	$70.83	$57.74	$64.00
Realized hedging loss	0.32	-	0.31	(0.43)	-	(0.42)	(9.75)	(9.96)
Royalties (net)	(6.85)	(0.26)	(6.74)	(5.81)	(0.26)	(5.69)	(5.26)	(5.46)
Transportation	(2.13)	-	(2.09)	(2.70)	-	(2.62)	(2.67)	(3.22)
Lifting costs	(7.98)	(2.13)	(8.09)	(7.06)	(2.87)	(7.35)	(4.89)	(6.89)
Operating netback	$46.31	$5.42	$45.99	$55.54	$4.65	$54.75	$35.17	$38.47
Netherlands
Price	$62.16	$8.88	$53.42	$63.99	$8.54	$51.32	$45.48	$41.29
Lifting costs	-	(1.44)	(8.50)	-	(1.79)	(10.68)	(8.44)	(9.63)
Operating netback	$62.16	$7.44	$44.92	$63.99	$6.75	$40.64	$37.04	$31.66
Australia
Price	$73.16	$-	$73.16	$82.97	$-	$82.97	$68.64	$65.03
Royalties (net)	(24.85)	-	(24.85)	(25.50)	-	(25.50)	(22.76)	(21.07)
Transportation	-	-	-	-	-	-	-	(0.04)
Lifting costs	(17.09)	-	(17.09)	(13.01)	-	(13.01)	(10.84)	(9.09)
Operating netback	$31.22	$-	$31.22	$44.46	$-	$44.46	$35.04	$34.83
Total Trust
Price	$64.50	$7.92	$57.47	$73.71	$7.74	$61.80	$62.86	$57.98
Realized hedging loss	0.41	(0.01)	0.23	(0.07)	0.01	(0.02)	(4.39)	(4.48)
Royalties (net)	(11.84)	(0.92)	(9.23)	(12.59)	(0.81)	(9.22)	(11.00)	(9.58)
Transportation	(1.22)	(0.13)	(1.03)	(1.38)	(0.11)	(1.05)	(0.81)	(0.99)
Lifting costs	(11.23)	(1.59)	(10.52)	(9.67)	(1.60)	(9.65)	(8.02)	(7.92)
Operating netback	$40.62	$5.27	$36.92	$50.00	$5.23	$41.86	$38.64	$35.01
Verenex Energy Inc.
Price	$-	$-	$-	$-	$-	$-	$64.19	$48.67
Operating netback	$-	$-	$-	$-	$-	$-	$64.19	$48.67
Consolidated
Price	$64.50	$7.92	$57.47	$73.71	$7.74	$61.80	$62.87	$57.94
Realized hedging loss	0.41	(0.01)	0.23	(0.07)	0.01	(0.02)	(4.36)	(4.46)
Royalties (net)	(11.84)	(0.92)	(9.23)	(12.59)	(0.81)	(9.22)	(10.94)	(9.54)
Transportation	(1.22)	(0.13)	(1.03)	(1.38)	(0.11)	(1.05)	(0.81)	(0.99)
Lifting costs	(11.23)	(1.59)	(10.52)	(9.67)	(1.60)	(9.65)	(7.99)	(7.89)
Operating netback	$40.62	$5.27	$36.92	$50.00	$5.23	$41.86	$38.77	$35.06
General and administration			(1.27)			(1.58)	(1.39)	(1.43)
Interest			(2.50)			(1.68)	(0.90)	(0.69)
Foreign exchange			0.18			(0.06)	(0.05)	(0.08)
Current and capital taxes			(0.27)			(4.29)	(0.52)	(2.71)
Cash flow netback			$33.06			$34.25	$35.91	$30.15
Depletion, depreciation and accretion			(16.93)			(16.23)	(14.20)	(13.23)
Future income taxes			(0.46)			1.63	(3.11)	0.03
Income earned on reclamation fund			0.50			0.13	-	-
Foreign exchange			(4.99)			(1.24)	0.02	1.24
Non-controlling interest			-			-	(0.05)	0.13
Non-controlling interest - exchangeable shares			(1.20)			(1.49)	(1.89)	(1.56)
Equity in losses of affiliate			0.04			0.01	0.10	0.03
Unrealized loss on derivative instruments			0.03			0.06	4.81	1.92
Fair value of stock compensation			(3.54)			(2.44)	(1.41)	(1.52)
Earnings netback			$6.51			$14.68	$20.18	$17.19
The above table includes non-GAAP measurements which may not be comparable to other companies, including “operating netback” and “cash flow netback”.

Consolidated Balance Sheets
($000’s unaudited)

	December 31,	December 31,
	2006	2005
Assets
Current
Cash and cash equivalents	$26,950	$42,777
Accounts receivable	120,573	75,098
Crude oil inventory	4,898	10,279
Fair value of derivative instruments	1,624	1,166
Prepaid expenses and other	13,473	9,387
	167,518	138,707
Fair value of derivative instruments	4,656	-
Long-term investments	27,152	19,637
Goodwill	19,840	19,840
Reclamation fund	56,357	42,198
Capital assets	1,187,316	891,357
	$1,462,839	$1,111,739
Liabilities
Current
Accounts payable and accrued liabilities	$139,672	$90,422
Distributions payable to unitholders	11,000	10,626
Income taxes payable	13,419	11,607
Fair value of derivative instruments	-	383
	164,091	113,038
Long-term debt	358,236	271,099
Asset retirement obligation	127,494	70,214
Future income taxes	224,631	160,475
	874,452	614,826
Non-controlling interest - exchangeable shares	51,780	38,760
Unitholders’ Equity
Unitholders’ capital	321,035	274,813
Contributed surplus	30,513	14,566
Accumulated earnings	663,437	516,514
Accumulated cash distributions	(478,378)	(347,740)
	536,607	458,153
	$1,462,839	$1,111,739

Consolidated Statements of Earnings and Accumulated Earnings
($000’s except unit and per unit amounts, unaudited)

	Three Months Ended			Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Revenue
Petroleum and natural gas revenue	$155,722	$153,986	$618,072	$529,938
Royalties (net)	25,003	26,994	92,212	88,001
	130,719	126,992	525,860	441,937
Expenses
Production	28,519	19,734	96,492	72,856
Transportation	2,798	2,010	10,504	9,136
Unit compensation	9,604	3,488	24,383	14,000
(Gain) loss on derivative instruments	(695)	(2,309)	(349)	18,787
Interest	5,427	2,228	15,433	6,331
General and administration	3,433	3,441	15,839	13,241
Foreign exchange loss (gain)	13,050	59	12,997	(10,727)
Depletion, depreciation and accretion	45,876	35,040	162,254	122,098
	108,012	63,691	337,553	245,722
Earnings before income taxes and other items	22,707	63,301	188,307	196,215
Income taxes (recovery)
Future	1,249	7,682	(16,349)	(240)
Current and capital	731	1,296	42,876	25,007
	1,980	8,978	26,527	24,767
Other items
Non-controlling interest - exchangeable shares	3,244	4,672	14,917	14,399
Non-controlling interest	-	123	-	(1,159)
Equity in (gain) of affiliates	(121)	(250)	(60)	(263)
	3,123	4,545	14,857	12,977
Net earnings	17,604	49,778	146,923	158,471
Accumulated earnings, beginning of period	645,833	466,736	516,514	358,043
Accumulated earnings, end of period	$663,437	$516,514	$663,437	$516,514
Net earnings per trust unit
Basic	$0.27	$0.80	$2.30	$2.57
Diluted	$0.26	$0.78	$2.22	$2.49
Weighted average trust units outstanding
Basic	64,583,168	62,308,081	63,977,134	61,755,432
Diluted	73,693,408	70,026,862	73,059,877	69,395,074

Consolidated Statements of Cash Flows
($000’s unaudited)

	Three Months Ended		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2006	2005
Cash and cash equivalents provided by (used in):
Operating
Net earnings	$17,604	$49,778	$146,923	$158,471
Items not affecting cash:
Depletion, depreciation and accretion	45,876	35,040	162,254	122,098
Amortization of deferred charges for derivative instruments	-	1,186	-	4,718
Change in unrealized gains and losses and amounts accrued relating to derivative contracts	(82)	(13,069)	(571)	(22,393)
Unit compensation	9,604	3,488	24,383	14,000
Equity in (gains) of affiliates	(121)	(250)	(60)	(263)
Unrealized foreign exchange loss (gain)	13,532	(64)	12,353	(11,466)
Non-controlling interest	-	123	-	(1,159)
Non-controlling interest - exchangeable shares	3,244	4,672	14,917	14,399
Income earned on reclamation fund	(1,348)	-	(1,348)	-
Future income taxes recovery	1,249	7,682	(16,349)	(240)
Funds from operations	89,558	88,586	342,502	278,165
Asset retirement costs incurred	(2,854)	(303)	(4,217)	(948)
Changes in non-cash operating working capital	7,027	20,711	(32,252)	(32,101)
	93,731	108,994	306,033	245,116
Investing
Drilling and development of petroleum and natural gas properties	(37,425)	(31,250)	(136,939)	(113,530)
Acquisition of petroleum and natural gas properties	(5,845)	-	(26,435)	(90,318)
Long-term investment	(7,500)	(10,000)	(7,500)	(12,299)
Corporate acquisition	-	(87,036)	(124,604)	(87,036)
Purchase of derivative instrument	(4,926)	-	(4,926)	-
Contributions to reclamation fund	(5,173)	(3,263)	(9,553)	(25,183)
Changes in non-cash investing working capital	(6,871)	(22,746)	548	(7,068)
	(67,740)	(154,295)	(309,409)	(335,434)
Financing
Issue of trust units for cash, net of unit issue costs	1,155	530	11,545	9,147
Cash distributions	(32,909)	(31,799)	(130,264)	(125,884)
(Decrease) increase in long-term debt	(54,402)	87,911	87,137	196,084
Issue of trust units pursuant to distribution reinvestment plan	6,131	5,042	18,811	15,850
Cash acquired on shares issued by subsidiary, net of share issue costs	-	-	-	424
Changes in non-cash financing working capital	850	(423)	(1,531)	(584)
	(79,175)	61,261	(14,302)	95,037
Foreign exchange gain (loss) on cash held in foreign currencies	1,938	(2,648)	1,851	(9,062)
Net change in cash and cash equivalents	(51,246)	13,312	(15,827)	(4,343)
Impact on cash resulting from de-consolidation of Verenex	-	(17,911)	-	(17,911)
Cash and cash equivalents, beginning of period	78,196	47,376	42,777	65,031
Cash and cash equivalents, end of period	$26,950	$42,777	$26,950	$42,777
Supplementary information - cash payments
Interest paid	$6,114	$3,111	$20,320	$8,612
Income taxes paid	$12,180	$2,430	$47,523	$26,190

Disclaimer:
This press release contains forward-looking financial and operational information including debt levels, production and capital expenditure projections. These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions. Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil. Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:
Curtis W. Hicks, C.A., Executive Vice President & Chief Financial Officer or Paul Beique, Director, Investor Relations 2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4 Phone: (403) 698-8827; Fax: (403) 264-6306; IR Toll Free: 1-866-895-8101 investor_relations@vermilionenergy.com www.vermilionenergy.com